Exhibit 3.2

CERTIFICATE OF DESIGNATION, PREFERENCES,

AND RIGHTS OF

SERIES D CONVERTIBLE PREFERRED STOCK

OF

COMPREHENSIVE CARE CORPORATION

COMPREHENSIVE CARE CORPORATION, a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY:

That, pursuant to authority conferred on the Board of Directors of the Corporation by the Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and pursuant to the provisions of Section 151 of Title 8 of the Delaware Code, the Board of Directors, at a meeting of its members held on March 9, 2009, adopted a resolution providing for the designation, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions thereof, of 7,000 (seven thousand) shares of the Corporation’s Preferred Stock, par value $50.00 per share, which resolution is as follows:

RESOLVED: That pursuant to the authority granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of the Certificate of Incorporation of the Corporation, the Board hereby (i) designates a series of Preferred Stock of the Corporation, par value $50.00 per share (the “Preferred Stock”), consisting of 7,000 shares of the authorized and unissued Preferred Stock, as Series D Convertible Preferred Stock (the “Series D Preferred Shares”), and (ii) hereby fixes such designations and numbers of shares, and the powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof as set forth below, and that the officers of the Corporation, and each acting singly, are hereby authorized, empowered and directed to file with the Secretary of State of the State of Delaware a Certificate of Designation, Preferences and Rights of the Series D Convertible Preferred Stock, as such officer or officers shall deem necessary or advisable to carry out the purposes of this resolution.

Series D Preferred Stock. The preferences, privileges and restrictions granted to or imposed upon the Corporation’s Series D Convertible Preferred Stock, par value $50.00 per share, or the holders thereof, are as follows:

1. Designation and Amount. 7,000 (seven thousand) shares of the Preferred Stock shall be designated as “Series D Convertible Preferred Stock” (the “Series D Preferred Shares”). The authorized number of Series D Preferred Shares may be increased or decreased by resolution of the Board of Directors, provided, however, that no decrease shall reduce the number of shares of Series D Preferred Shares to a number less than the number of shares then outstanding.

2. Dividends.

2.1. Dividends. If any dividend is declared with respect to the common stock of the Corporation, par value $0.01 per share (“Common Stock”), then holders of Series D Preferred Shares shall be entitled to receive a dividend with respect to each Series D Preferred Share in an amount equal to (a) 50% of the amount of the dividend declared with respect to each share of Common Stock, multiplied by (b) the number of Common Stock shares into which such Series D Preferred Share is entitled to convert pursuant to

Section 5.1 below. Any dividends declared with respect to Series D Preferred Shares shall be subordinate and junior to any dividends declared with respect to any other designated series of Preferred Stock then outstanding unless the certificate of designation of such series of Preferred Stock expressly states that any dividend thereon shall be subordinate and junior to any dividend declared with respect to the Series D Preferred Shares.

3. Liquidation, Dissolution, Winding-Up and Other Events.

3.1. Series D Preferred Shares Preference. In the event of: (i) any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or (ii) whether in a single or in a series of related transactions, any sale, transfer, lease, merger or reorganization involving at least a majority of the Corporation’s consolidated assets, revenues or business, or (iii) any single or any series of related transactions is consummated resulting in the Corporation’s stockholders immediately prior to such transaction(s) owning less than 50% of the voting power of the surviving or continuing entity (each of the events described in the foregoing clauses (i) through (iii) above shall be referred to herein as a “Liquidation Event”), after payment of all amounts owing to holders of shares of any other capital stock of the Corporation ranking senior to the Series D Preferred Shares as to payment of dividends, the holders of Series D Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock or any other class or series of capital stock ranking junior to the Series D Preferred Shares by reason of their ownership thereof, an amount equal to $50.00 per Series D Preferred Share (the “Series D Liquidation Preference”) (subject to equitable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) plus all accrued but declared and unpaid dividends, if any, to the date of the Liquidation Event, on the Series D Preferred Shares.

If upon such Liquidation Event, the assets to be distributed among the holders of the Series D Preferred Shares are insufficient to permit payment in full of the Series D Liquidation Preference to the holders of Series D Preferred Shares, then the entire assets of the Corporation to be distributed, after distribution to capital stock ranking senior to the Series D Preferred Shares, shall be distributed ratably among the holders of Series D Preferred Shares.

3.2. Remaining Liquidating Distribution. After payment has been made in full pursuant to Sections 3.1 above, and to holders of capital stock of the Corporation ranking senior to the Series D Preferred Shares, or the Corporation shall have set aside funds sufficient for such payments in trust for the account of such holders so as to be available for such payment, all remaining assets available for distribution (after payment or provision for payment of all debts and liabilities of the Corporation) shall be distributed to the respective holders of the Series D Preferred Shares and Common Stock ratably on an as-converted to Common Stock basis in proportion to the number of shares of Common Stock they then hold.

3.3. Other Distributions. The amount deemed distributed to the holders of Series D Preferred Shares upon any Liquidation Event shall be the cash or the fair market value of the property, rights, or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights, or other securities shall be determined in good faith by the Board of Directors of the Corporation.

4. Voting Rights. Each holder of Series D Preferred Shares shall be entitled to notice of any stockholders’ meeting and to vote on any matters on which the Common Stock may be voted. Each Series D Preferred Share shall be entitled to the number of votes that the holder of 500,000 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) would be entitled to by virtue of holding such shares of Common Stock; provided, however, that for purposes of counting votes of any Series D Preferred Shares, (a) any fractional votes of such shares which are equal to or greater than 0.5 votes shall be rounded up to the nearest whole number, and (b) any fractional votes of such shares which are less than 0.5 votes shall be rounded down to the nearest whole number. Unless otherwise required by law, holders of Series D Preferred Shares shall vote together with holders of Common Stock as a single class on all matters submitted to a vote of the Company’s stockholders.

5. Conversion of Series D Preferred Shares. The Series D Preferred Shares shall be convertible as follows (the “Series D Conversion Rights”):

5.1. Optional Conversion. Each issued and outstanding Series D Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance and without the payment of any additional consideration therefor into 100,000 shares of fully paid and nonassessable shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares).

5.2. Fractional Shares. The number of shares issuable to any holder upon such conversion shall be determined on the basis of the total number of Series D Preferred Shares the holder is converting into Common Stock and the number of shares of Common Stock issuable upon such conversion. If the conversion would result in any fractional share, then the aggregate number of shares of Common Stock to be issued to such holder shall be rounded down to the nearest whole share. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the then fair market of a share of Common Stock determined by the Corporation’s Board of Directors.

5.3. Mechanics of Conversion.

(a) In order for a holder of Series D Preferred Shares to convert Series D Preferred Shares into shares of Common Stock, such holder shall surrender the certificate or certificates for such Series D Preferred Shares, at the office of the transfer agent for the Series D Preferred Shares (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the Series D Preferred Shares represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued and the number of Series D Preferred Shares to be converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date (the “Conversion Date”) and the conversion shall be deemed effective as of the close of business on the Conversion Date.

The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series D Preferred Shares, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. In case the number of Series D Preferred Shares represented by the certificate or certificates surrendered pursuant to Section 5.1 exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates for the number of Series D Preferred Shares represented by such certificate or certificates surrendered but not converted.

(b) The Corporation shall, at all times when the Series D Preferred Shares shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series D Preferred Shares, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series D Preferred Shares. Before taking any action that would cause an adjustment increasing the number of shares of Common Stock issuable upon the conversion of a Series D Preferred Share, the Corporation shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock upon the conversion of a Series D Preferred Share.

(c) Upon the conversion of the Series D Preferred Shares, no adjustment shall be made to the number of shares of Common Stock into which a Series D Preferred Share is convertible for any accrued and unpaid dividends on the Series D Preferred Shares surrendered for conversion or on the Common Stock delivered upon conversion.

(d) All Series D Preferred Shares surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices, to vote and to accrual of dividends shall immediately cease and terminate at the close of business on the Conversion Date (except only the right of the holders thereof to receive shares of Common Stock in exchange therefor) and any Series D Preferred Shares so converted shall be retired and canceled and shall not be reissued, and the Corporation from time to time shall take appropriate action to reduce the authorized Series D Preferred Shares accordingly.

6. Reacquired Shares. Any Series D Preferred Shares converted, redeemed, purchased, or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Corporation from time to time shall take such action as may be necessary to reduce the authorized Series D Preferred Shares accordingly.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by and attested by its duly authorized officers this 31st day of March, 2009.

COMPREHENSIVE CARE CORPORATION

By:	/s/ GIUSEPPE CRISAFI
Name:	Giuseppe Crisafi
Title:	Chief Financial Officer

ATTEST:

/s/ SCOTT BATES